Press Release

04046121

RECEIVED
2004 NOV 15 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.:+47 22 54 44 31
Terje Andersen SVP Corporate Finance Tel.:+47 22 54 40 00

SUPPL

Date: 4 November 2004

Positive results for Branded Consumer Goods

Orkla's Branded Consumer Goods business reported profit growth in the third quarter. Orkla Foods' profit continued to improve, Orkla Brands maintained a high profit level and profit for Orkla Media was also higher. Profit for the Chemicals business was once again negatively affected by Denofa and fine chemicals.

Orkla's third quarter operating profit before goodwill amortisation was up 3 % compared with last year and totalled NOK 582 million. Operating revenues at the end of the first nine months amounted to NOK 23.5 billion, NOK 1.6 billion higher than in the same period last year.

"Orkla's Branded Consumer Goods business has so far achieved positive growth. In the Chemicals area, the core businesses reported good results and we are now restructuring the rest," says Group President and CEO Finn Jebsen.

In this connection, Orkla has given notice of provisions and write-downs in the Chemicals area that will improve annual profit by approximately NOK 125 million from 2006. The Chemicals area has posted NOK 515 million under "Other expenses" in the third quarter.

The continued rise on the stock markets also resulted in an increase in the value of Orkla's investment portfolio. The return has been 17.5 per cent so far this year, and in the first nine months the market value of the portfolio increased by NOK 2.1 billion.

dlw 11/17

BRANDED CONSUMER GOODS

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 320 million in the third quarter, compared with NOK 286 million in the same period last year. Although top line growth is a challenge, Orkla Foods has achieved profit growth in seven of its eight divisions. The acquisition of Bakehuset contributed to a 33 per cent rise in sales for Bakers in the third quarter.
- **Orkla Brands** posted operating profit before goodwill amortisation of NOK 217 million in the third quarter, down from NOK 223 million in the same period last year. This decline, which also applies to operating revenues, is largely due to the loss of contract production for export for Unilever. On the domestic market, operating revenues were on a par with last year. Orkla Brands' market shares were generally stable and relatively unchanged from the second quarter.
- **Orkla Media's** third quarter operating profit before goodwill amortisation was NOK 43 million, up from NOK 33 million last year. The newspaper businesses in Denmark and Norway achieved positive revenue and profit growth, while the results for newspapers in Central and Eastern Europe were on a par with last year, despite negative circulation growth. National distribution of the free newspaper Urban will have a negative impact on profit in Denmark in future.

CHEMICALS

Borregaard's third quarter operating profit before goodwill amortisation was NOK 45 million, down from NOK 55 million. The difference was primarily ascribable to a significant decline at Denofa, while Borregaard ChemCell achieved substantial growth. Denofa is now undergoing a restructuring process in which alternative forms of operation and structural solutions are being considered. Provisions and write-downs in connection with restructuring in the Chemicals area are expected to improve annual profit by about NOK 125 million from 2006. In this connection, the Chemicals business posted a total of NOK 515 million under "Other expenses" in the third quarter.

FINANCIAL INVESTMENTS

After rising 19.6 per cent in the first six months of the year, the Oslo Stock Exchange Benchmark Index rose a further 7.2 per cent in the third quarter. The Index was thus 28.3 per cent higher than at the beginning of the year. In the same period, the return on Orkla's investment portfolio was 17.5 per cent. Pre-tax profit for the Financial Investments division amounted to NOK 219 million in the third quarter, compared with NOK 95 million in the same period last year. Realised gains totalled NOK 202 million, compared with NOK 72 million last year. Dividends received were NOK 31 million, compared with NOK 2 million last year. The market value of the portfolio at quarter-end was approximately NOK 16.8 billion, and foreign investments accounted for 32 per cent of the portfolio.

FINANCIAL SITUATION

Free cash flow from operating activities amounted to NOK 932 million in the third quarter, which is NOK 148 million better than in the third quarter of last year. Write-downs and restructuring costs in the Chemicals area have a negative effect on profit, but have no effect on third quarter cash flow. Otherwise, the depletion of soya bean inventories contributed to a rise in working capital for the Chemicals business.

Net acquisitions amounted to NOK 160 million for the quarter and were mainly related to Orkla Foods' purchase of Spilva in Latvia and Orkla Media's purchase of Polish newspapers. Divestments (Orkla Exolon) totalled NOK 35 million.

At quarter-end, net interest-bearing liabilities amounted to NOK 82 million and the equity to total assets ratio was 67.2 per cent.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–30.9. 2004	1.1.–30.9. 2003	1.1.–31.12. 2003	1.7.–30.9. 2004	1.7.–30.9. 2003
Operating revenues	**23 474**	21 919	30 160	**7 736**	7 359
Operating expenses	**(20 746)**	(19 317)	(26 495)	**(6 852)**	(6 479)
Ordinary depreciation and write-downs	**(920)**	(915)	(1 243)	**(302)**	(314)
Operating profit before goodwill amortisation	**1 808**	1 687	2 422	**582**	566
Ordinary goodwill amortisation and write-downs	**(282)**	(288)	(391)	**(96)**	(98)
Other revenues and expenses*	**(662)**	(50)	(790)	**(550)**	0
Operating profit	**864**	1 349	1 241	**(64)**	468
Profit from associates	**156**	662	658	**54**	59
Dividends	**680**	384	437	**31**	2
Portfolio gains	**574**	(30)	259	**202**	72
Financial items, net	**(150)**	(446)	(609)	**(32)**	(132)
Ordinary profit before tax	**2 124**	1 919	1 986	**191**	469
Taxes	**(531)**	(524)	(624)	**(48)**	(127)
Ordinary profit after tax	**1 593**	1 395	1 362	**143**	342
Gains/discontinued operations	**12 529**	535	574	**0**	383
Profit for the year	**14 122**	1 930	1 936	**143**	725
Of this minority interests	**37**	24	35	**12**	5
Profit before tax, Industry division	**678**	975	706	**(28)**	374
Profit before tax, Financial Investments division	**1 446**	944	1 280	**219**	95
Earnings per share (NOK)	**68.4**	9.2	9.2	**0.6**	3.5
Earnings per share fully diluted (NOK)	**68.2**	9.2	9.2	**0.6**	3.5
Earnings per share fully diluted, adjusted (NOK)**	**11.6**	11.4	16.2	**3.4**	4.3

To make the figures in 2003 comparable with the presentation of 2004, Orkla Beverages is presented on a single line as discontinued operation. The gain from Orkla Beverages in 2004 is presented on the same line.

* Other revenues and expenses totalled NOK - 622 million as of the end of the third quarter and are related to write-downs and restructuring at Denofa (NOK -515 million) and the fine chemicals operations in Italy, the USA and China (NOK -250 million), a restructuring provision for the sulphuric acid factory in Norway (NOK -50 million), a donation in connection with Orkla's 350th anniversary (NOK -35 million) and a gain on the sale of real estate property (NOK 188 million).

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

OPERATING REVENUES / OPERATING PROFIT BEFORE GOODWILL AMORTISATION

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1–30.9.		1.1.-31.12.	1.7.–30.9.		1.1.–30.9.		1.1-31.12.	1.7.–30.9.	
Amounts in NOK million	**2004**	2003	2003	**2004**	2003	**2004**	2003	2003	**2004**	2003
Orkla Foods	**9 230**	8 534	11 913	**3 112**	2 973	**766**	671	1 030	**320**	286
Orkla Brands	**3 464**	3 450	4 739	**1 102**	1 146	**681**	667	929	**217**	223
Orkla Media	**5 977**	5 388	7 378	**1 966**	1 799	**215**	107	242	**43**	33
Eliminations	**(143)**	(138)	(202)	**(50)**	(50)	**0**	0	0	**0**	0
Branded Consumer Goods	**18 528**	17 234	23 828	**6 130**	5 868	**1 662**	1 445	2 201	**580**	542
Chemicals	**4 720**	4 526	6 048	**1 543**	1 439	**257**	318	344	**45**	55
H.O./Unallocated/ Eliminations	**(57)**	(70)	(66)	**(14)**	(22)	**(125)**	(84)	(131)	**(37)**	(32)
Industry division	**23 191**	21 690	29 810	**7 659**	7 285	**1 794**	1 679	2 414	**588**	565
Financial Investments division	**283**	229	350	**77**	74	**14**	8	8	**(6)**	1
Group	**23 474**	21 919	30 160	**7 736**	7 359	**1 808**	1 687	2 422	**582**	566

GROUP BALANCE SHEET

Amounts in NOK million	**30.9. 2004**	30.9. 2003	31.12. 2003
Intangible assets	**3 854**	3 984	3 728
Tangible assets	**9 116**	9 645	9 662
Discontinued operations	**0**	5 164	4 949
Financial long-term assets	**6 562**	2 268	2 176
Long-term assets	**19 532**	21 061	20 515
Inventories	**3 035**	3 212	2 996
Receivables	**4 716**	4 692	4 770
Portfolio investments	**12 640**	11 477	11 867
Cash and cash equivalents	**1 240**	857	1 276
Short-term assets	**21 631**	20 238	20 909
Total assets	**41 163**	41 299	41 424
Paid-in equity	**2 006**	2 010	2 010
Accumulated profit	**25 403**	17 824	11 569
Minority interests	**242**	242	247
Equity	**27 651**	20 076	13 826
Provisions	**1 564**	1 190	1 516
Long-term interest-bearing liabilities	**5 534**	12 313	13 038
Short-term interest-bearing liabilities	**249**	1 900	1 261
Other short-term liabilities	**6 165**	5 820	11 783
Equity and liabilities	**41 163**	41 299	41 424
Equity to total assets (%):			
Book	**67.2**	48.6	45.8*
Including unrealised gains before tax	**70.3**	50.3	49.4*

** Calculated before allocation to additional dividend.*

The Orkla Group

Third quarter 2004

4 November 2004

ORKLA



Agenda

- Highlights third quarter 2004
- Key figures
- Operational development
- IFRS at Orkla – Preliminary estimates of accounting consequences
- Further information about Borregaard
- Q&A



ORKLA

Highlights Q3-2004

- Continued improvement for Branded Consumer Goods
  - Margin growth at Orkla Foods
  - Positive trend in advertising markets
  - Acquisitions increase top line and improve long-term profitability
- Restructuring in non-core segments of the Chemicals business
  - Estimated annual EBITA savings NOK 125 million from 2006, restructuring costs NOK 515 million
  - Stable results for core businesses in Chemicals
- Financial Investments
  - Net asset value increased by NOK 900 million in Q3
  - 17.5 % return YTD

ORKLA

EBITA growth driven by Branded Consumer Goods



NOK million
1 687
15
-55
113
128
-72
-8
1 808
EBITA first nine months 2003
Currency
Strike effects
Foods/Brands*
Media*
Chemicals*
Other
EBITA first nine months 2004

* Adjusted for acquisitions and currency translation effects.
Orkla Brands, Orkla Foods and Orkla Media also adjusted for strike effects

ORKLA

Key figures Q3-2004

NOK million	1 Jul - 30 Sep 2004	2003	Change	Organic change*
Operating revenues	**7 736**	7 359	5 %	0 %
EBITA**	**582**	566	3 %	-1 %
Goodwill amortisation	**- 96**	- 98		
Other revenues and expenses	**- 550**	0		
EBIT	**- 64**	468		
Associates	**54**	59		
Portfolio gains	**202**	72		
Dividends and net financial items	**- 1**	- 130		
Ordinary profit before tax	**191**	469		
Taxes	**- 48**	- 127		
Ordinary profit after tax	**143**	342		
Gains/discontinued operations	**0**	383		
Profit for the period	**143**	725		
Earnings per share fully diluted (NOK)	**0.6**	3.5		
Earnings per share fully diluted, adjusted (NOK)***	**3.4**	4.3		

*Adjusted for acquisitions and currency translation effects
**Excl. other revenues and expenses
***Excl. goodwill amotisation and other revenues and expenses

ORKLA

19 % increase in cash flow from operations Q3-03 to Q3-04



NOK million
784
12
102
34
932
Cash flow from operating activities Q3-03
EBITDA
Change in net working capital
Net replacement expenditure
Cash flow from operating activities Q3-04

ORKLA

Balance sheet items

	30 Sep 2004**	Restated* 31 Dec 2003	31 Dec 2003
Total assets (NOK million)	**41 163**	41 424	54 958
Equity to total assets ratio			
- Book	**67.2%**	45.8%***	35.9%***
- Incl. unrealised capital gains before tax	**70.3%**	49.4%***	39.1%***
Net interest-bearing liabilities (NOK million)	**82**	12 843	17 953
Net gearing	**0.0**	0.9	1.2

* To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented net on a single line as discontinued operation.
** The gain from the sale of Orkla's interest in Carlsberg Breweries is recognised in 2004.
*** Before additional dividend of NOK 25 per share.



Operational development per business unit



Foods – Continued improvement

in NOK million	1 Jul - 30 Sep 2004	2003	Organic change*
Operating revenues	**3 112**	2 973	-2 %
EBITA	**320**	286	6 %
EBITA margin	**10.3 %**	9.6 %	

*Adjusted for acquisitions and currency translation effects

- Broad based improvement in EBITA and EBITA margin
  - 7 out of 8 divisions with better EBITA than Q3-03, particularly Stabburet in Norway
  - Cost reduction programmes on track
- Organic top line growth represents a challenge
- Increased competition from private labels and hard discounters in Sweden

ORKLA

Foods

Successful cost reduction programmes


EBITA margin 12 m rolling
9.00 %
8.80 %
8.60 %
8.40 %
8.20 %
8.00 %
7.80 %
7.60 %
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04

ORKLA

Foods

Successful cost reduction programmes



EBITA 12 m rolling
NOK million
1 200
1 100
1 000
900
800
700
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04



ORKLA

Brands – Continued strong performance

in NOK million	1 Jul - 30 Sep 2004	2003	Organic change*
Operating revenues	**1 102**	1 146	-5 %
EBITA	**217**	223	-4 %
EBITA margin	**19.7 %**	19.5 %	

*Adjusted for acquisitions and currency translation effects

- Positive effects from continuous improvement in all segments
  - Fixed costs reduced since Q3-03
  - Margin retained
- Reduced contract production and export to Unilever reduces the top line
- Increased competition from private labels for Biscuits in Sweden



ORKLA

Brands
EBITA margin 12 m rolling


22,0 %
20,0 %
18,0 %
16,0 %
14,0 %
12,0 %
10,0 %
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04

- Steady growth in EBITA margin due to
  - Innovations
  - Continuous improvement
  - Purchasing effectiveness



ORKLA

Media – Growth in advertising markets

in NOK million	1 Jul - 30 Sep 2004	2003	Organic change*
Operating revenues	**1 966**	1 799	4 %
EBITA	**43**	33	33 %
EBITA margin	**2.2 %**	1.8 %	

*Adjusted for acquisitions and currency translation effects

- Third quarter is a seasonally low quarter
- Continued growth in advertising revenues and profit
  - Improvement for Berlingske and Newspapers in Norway
  - Contribution from cost reduction programmes
- Increased competition in Denmark and Poland



ORKLA

Change in advertising revenues for Orkla Media

Change in advertising revenues, compared with same quarter previous year
(NOK million)



9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
42
32*
29
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04

* NOK 10 million loss in advertising revenues due to the journalists' strike in Norway

ORKLA

Orkla Media

Berlingske
EBITA 12 m rolling



-
-40
-80
-120
-160
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04

- Third straight quarter with advertising revenue growth (+6 % ytd)
- Circulation figures (excl. free sheets) still falling
- National distribution of the free newspaper Urban

ORKLA

Chemicals – Improvement in core business, poor performance in non-core

in NOK million	1 Jul - 30 sep 2004	2003	Organic change*
Operating revenues	**1 543**	1 439	6 %
EBITA	**45**	55	-24 %
EBITA margin	**2.9 %**	3.8 %	

*Adjusted for acquisitions and currency translation effects

- Core business
  - Improved results for Speciality Cellulose
    - Due to improved mix and price
- Non-core business
  - Poor crushing margin and weaker markets for oils and fats (Denofa)
  - Continued negative trend for Fine Chemicals outside Norway
  - Significant write-downs and restructuring measures initiated at Denofa and Fine Chemicals businesses outside Norway



ORKLA

Financial Investments

Portfolio performance

Return (%)



□ Orkla's portfolio ■ Oslo Stock Exchange
28.3
17.5
14.2
11.7
10.6
8.5
Annual average
1 Jan 04 - 30 Sep 04
1 Oct 01 - 30 Sep 04
1 Jan 94 - 30 Sep 04

Change in Net Asset Value

1 Jan - 30 Sep 04

NOK million



2 563
1 350
574
677
-38
Unrealised gains
Realised gains
Dividends received
Other revenues and expenses
Change in net asset value



ORKLA

Portfolio key figures

in NOK million	30 Sep 04	31 Dec 03	Change 04
Market value	**16 823**	**14 682**	2 141
Net asset value	**16 199**	**13 636**	2 563
Unrealised gains before tax	**4 260**	**2 910**	1 350
Share of portfolio invested			
outside Norway	**32 %**	**31 %**	+1 %-p
in listed companies	**86 %**	**82 %**	+ 4 %-p



Portfolio as of 30 September 2004

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**4 556**	27.1	39.8
Storebrand	Insurance	**1 403**	8.3	9.9
DNB NOR	Bank	**1 099**	6.5	1.6
Rieber & Søn	Food	**632**	3.8	14.3
Telenor	Telecommunication	**597**	3.5	0.7
Norsk Hydro	Energy	**463**	2.8	0.4
Industri Kapital 2000 [1]	Investment	**446**	2.7	3.6
Steen & Strøm	Real estate	**427**	2.5	11.3
SCA B	Materials	**416**	2.5	0.8
Capio	Health care	**395**	2.3	7.8
Total principal holdings		**10 434**	**62.0**	
Market value of entire portfolio		**16 823**		

1) Unlisted



IFRS at Orkla – Preliminary estimates of accounting consequences

No significant net effect on EBITA

Expected NOK 2-3 increase in earnings per share (compared with 2004 NGAAP figures)

+ Reduced amortisation on historical goodwill
+ Elkem's associate status will result in higher profit contribution

Increased volatility from investment portfolio

The portfolio principle does not apply under IFRS and if individual shares have a lower value than book value, they must be written down in the P/L

Strengthen balance sheet – book equity may increase by NOK 2-3 billion

+ New associates (Elkem) will be capitalized in the balance sheet at Orkla's share of the company's equity
+ Unrealised gains (excl. Elkem) and the added value of forest properties after tax will be posted in the balance sheet and increase equity accordingly
- Unamortized differences from plan/assumptions for pensions as of 1 January 2004 will be charged directly against equity



ORKLA

Further information about Borregaard



ORKLA

Chemicals

Restructuring in non-core businesses



Share of revenues Borregaard total
YTD 2004
Core 64 %
Non-core
36 %
Specialty Chemicals, Fine Chemicals Norway, Energy
Denofa, Fine Chemicals outside Norway, NEA

- Restructuring measures to be taken in Denofa and Fine Chemicals outside Norway
  - NOK -515 million
  - Measures include sale or closure of plants or joint solutions with other players
  - Approx. half is cash related
- Estimated annual EBITA impact
  - NOK 125 million improvement from 2006
  - Most of which in Denofa, but also significant improvement in Fine Chemicals



ORKLA

Chemicals

Stable performance within core businesses



EBITA 12 m rolling
600
400
200
0
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Core
Borregaard total

- A period of mixed market conditions
  - Weak markets in Cellulose and Fine Chemicals
  - Reasonable markets for Lignin
  - Stable performance from Energy
- Improvement programmes and currency hedging have largely compensated for weakening USD in this period



ORKLA

Chemicals

Improved product mix within cellulose


Volume distribution
100 %
80 %
60 %
40 %
20 %
0 %
Q3-03
Q3-04
Speciality cell
Dissolving cell
Paper cell


Average price index (Nfob NOK/ton excl. hedging)
120 %
115 %
110 %
105 %
100 %
95 %
90 %
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04

- Increased share of Speciality and Dissolving cellulose
- Higher prices for Dissolving cellulose
- US cellulose producers continue to benefit from weak USD



ORKLA

Chemicals

USD exposure and sensitivity

- Total annual exposure (excl. hedging) is USD 180-200 million
  - Change in NOK/USD rate of NOK 1 will affect EBITA by NOK 180-200 million per year, assuming no change in other parameters
- Total currency hedging volumes and rates:
  - 2004: USD 110 million @ 8.65 NOK/USD
  - 2005: USD 80 million @ 8.05 NOK/USD
  - 2006: USD 12 million @ 8.00 NOK/USD
- Assuming a NOK/USD rate at the 6.40 level in 2005, the net impact on EBITA compared to 2004 will be approx. NOK 150 million



ORKLA

Improvement programmes and external factors

- Ongoing improvement programme in Sarpsborg, Norway
  - Target 2005: NOK 100 million compared with 2004
- New programme being planned at Borregaard Schweiz
  - Includes both cellulose and yeast
- External factors
  - Raw material, energy and transportation costs
  - Product prices


Sarpsborg programme 2003-2005
240
200
160
120
80
40
0
90
75
75
Total NOK 240 million*
=
140 million in 2004
+
100 million in 2005
Infrastructure
Fixed costs
Productivity/Purchase

* Compared to 2003



ORKLA

A more focused Borregaard

Concentration on wood-based chemicals

Share of revenues core businesses YTD 2004


Energy
8 %
Synthesis
15 %
LignoTech
37 %
ChemCell
40 %

- ChemCell
  - *Further specialization capacity and potential*
  - Improvement programmes both in cellulose and yeast businesses
- LignoTech
  - Stable performance, but growth capacity and potential
- Synthesis and Energy
  - Overall stable performance expected



ORKLA

ORKLA



Enclosures



Cash Flow Statement - key figures

in NOK million	1 Jan - 30 Sep 2004	1 Jan - 30 Sep 2003	1 Jul - 30 Sep 2004	1 Jul - 30 Sep 2003
Industry division:				
Operating profit	662	1 340	- 58	467
Depreciation and write-downs	1 430	1 205	633	406
Change in net working capital	392	-45	580	168
Net replacement expenditure	- 694	- 708	- 223	- 257
Financial items, net	-194	-440	-68	-123
Cash flow Industry	**1 596**	**1 352**	**864**	**661**
Cash flow Financial Investments	**777**	**182**	**- 7**	**32**
Taxes paid and miscellaneous	- 543	- 362	- 74	- 113
Cash flow before capital transactions	**1 830**	**1 172**	**783**	**580**
Dividends paid and share buy-back	-6 161	- 987	- 521	- 4
Cash flow before expansion	**-4 331**	**185**	**262**	**576**
Net expansion	16 953	861	- 133	70
Net purchases/sales portfolio investments	191	853	282	- 409
Net cash flow	**12 813**	**1 899**	**411**	**237**
Currency translation differences	- 52	- 651	46	16
Change in net interest-bearing liabilities	**-12 761**	**-1 248**	**- 457**	**- 253**
Net interest-bearing liabilities	**82**	**13 124**		



ORKLA

Balance Sheet - some key figures

in NOK million	30 Sep 04	Restated 31 Dec 03
Long-term assets	19 532	20 515
Portfolio investments etc.	12 640	11 867
Short-term assets	8 991	9 042
Total assets	**41 163**	41 424
Equity to total assets ratio		
- Book	67.2 %	45.8%*
- Incl. unrealised capital gains before tax	70.3 %	49.4%*
Net interest-bearing liabilities	**82**	12 843
Net gearing	**0.0**	0.9

* Adjusted for additional dividend of NOK 25 per share



ORKLA

Currency translation effects in Q3-2004

in NOK million	Revenues	EBITA
Foods	34	3
Brands	5	1
Media	19	0
Chemicals	3	1
Total	61	5

The above figures show translation effects only



Goodwill amortisation in Q3-2004

in NOK million	EBITA	Goodwill amortisation	EBIT*
Foods	320	-49	271
Brands	217	-11	206
Media	43	-33	10
Chemicals	45	-2	43

* Before other revenues and expenses



Changeover to IFRS from 2005

- First quarter 2005 – first report according to the International Financial Reporting Standards (IFRS)
- The annual accounts for 2004 will be presented according to the current Norwegian accounting standards
- The annual report for 2004 will contain a general explanation of how Orkla will apply IFRS and a description of the most important changes
- The annual accounts and quarterly figures for 2004 will be restated according to IFRS afterwards and presented a reasonable time before publication of the figures for the first quarter of 2005 (28 April)



ORKLA

Operating profit before goodwill amortisation (EBITA)

- In general, accounting for Orkla's Industry division is uncomplicated and the overall effect of the transition to IFRS on EBITA will be insignificant.

- Special accounting problems in connection with the transition to IFRS
  - According to IFRS, options must be charged against income over the vesting period, calculated on the basis of the fair value on the date of issue. Entails higher expenses.
  - Depreciation of tangible assets will be affected by stricter requirements for decomposition and greater significance of scrap value when the amount of depreciation is calculated. For buildings in particular, depreciation is expected to be lower.
  - Requirements for reporting currency hedging will entail more documentation and far more work. However, Orkla aims to mainly continue the current practice as regards hedge accounting.
  - The final rules for treatment of joint ventures according to IFRS are unlikely to be completed until 2006/07 at the earliest, and Orkla will continue its current accounting practice until then.
  - After the transition to the defined contribution pension system in Norway, pensions are not expected to entail significant changes in the transition to IFRS. Unamortised differences from plan/assumptions as of 1 January 2004 will be charged against equity in connection with the transition to IFRS



ORKLA

Business combinations

- Historical goodwill
  - Goodwill amortisation is no longer required. Historical goodwill can remain at the value as of 31 December 2003. This will improve annual profit by almost NOK 400 million.
- New acquisitions
  - All acquisitions are accounted for at fair value, pooling of interests will no longer be permitted.
  - Stricter requirements for the identification of intangible assets
    - Goodwill relatively lower than before (not amortised)
    - Partially replaced by brands/trademarks and possibly other intangible assets
  - Brands/trademarks with indefinite useful lives must not be amortised
  - Other intangible assets are amortised over their anticipated useful life, which will normally be shorter than the current goodwill amortisation period.
  - It will not be permitted to make provisions for restructuring that has not begun in the company that has been acquired. This type of restructuring will probably become an expense at the time of acquisition.



Financial Investments division

- The share portfolio
  - Elkem will be presented as an associate, other items with a shareholding >20 % will most likely be presented as market-to-market
    - Increases current profit by the difference between our share of profit after tax and dividends received
    - When the accounts are restated, the value in the balance sheet will be set at Orkla's share of Elkem's equity
  - The portfolio is presented at fair value in the balance sheet
    - Increases book equity by unrealised gains after tax
  - The portfolio is presented as "available for sale" and changes in market value are temporarily charged against equity
  - There will be no effect on profit until the shares are sold
  - The portfolio principle does not apply to write-downs, and individual shares with a lasting or significantly lower value than book value must be written down in the P/L. The write-down will not be reversed if the value subsequently rises, so this will not affect profit until the share is realised. This will lead to increased volatility, especially in declining markets.
- Forest properties
  - *Forest properties will be presented at fair value as biological assets, and changes in fair value will* be posted in the P/L
  - The effect on profit is expected to be neutral, while the fair value of forest properties will increase equity.



Summary – Preliminary estimates on accounting consequences

No significant net effect on EBITA

- Fair value of options must be charged against income over the vesting period. Entails higher expenses. Today's options programme in Orkla represents about 1 % of total outstanding shares and the increased costs amount to <1 % of EBITA
+ Depreciation on fixed assets (i.e. buildings) will be lower

Expected NOK 2-3 increase in earnings per share (compared with 2004 NGAAP figures)

+ Reduced amortisation on historical goodwill
+ Elkem's associate status will result in higher profit contribution

Increased volatility from the investment portfolio since the portfolio principle can no longer be applied in connection with the assessment of write-downs

Strengthen balance sheet – book equity may increase by NOK 2-3 billion

+ New associates (Elkem) will be capitalized in the balance sheet at Orkla's share of the company's equity. The balance sheet total will increase by an estimated NOK 600 million
+ Unrealised gains (excl. Elkem) and the added value of forest properties after tax will be posted in the balance sheet and increase equity accordingly
- Unamortised differences from plan/assumptions for pensions as of 1 January 2004 will be charged directly against equity (NOK -300 million)



ORKLA

Financial items



ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 30 Sep 2004	1 Jan - 30 Sep 2003*	Year 2003*
Net interest expenses	-108	-394	-528
Currency gain/loss	-1	-4	-12
Other financial items, net	-41	-48	-69
Net financial items	-150	-446	-609

* Excluding Carlsberg Breweries



ORKLA

Equity and liabilities, Orkla Group


Net liabilities
Book equity
Net gearing
NOK billion
Net gearing
30.0
25.0
20.0
15.0
10.0
5.0
-
(5.0)
1.2
1.0
0.7
0.5
0.3
0.0
-0.2
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q 04
2Q 04
3Q 04



ORKLA

Debt maturity profile, Orkla ASA

30 September 2004


NOK million
3 000
2 000
1 000
0
Drawn amounts
Unutilised credit facilities
Average maturity 3.4 years
04 05 06 07 08 09 10 11 12 13

The figures are gross debt



ORKLA

Funding Sources, Orkla ASA

NOK billion

30 September 2004


Banks 3 %
Bonds and CPs 42 %
Unutilised credit facilities 55 %
6.2
0.3
4.7



The figures are exclusive sellers financing from Carlsberg AS and short term deposits.

ORKLA

"Exemption No. 82-3998"

ORKLA THIRD QUARTER 2004

www.orkla.com

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2004	1.1.-30.9. 2003	1.1.-31.12. 2003	1.7.-30.9. 2004	1.7.-30.9. 2003
Operating revenues	**23,474**	21,919	30,160	**7,736**	7,359
Operating expenses	**(20,746)**	(19,317)	(26,495)	**(6,852)**	(6,479)
Ordinary depreciation and write-downs	**(920)**	(915)	(1,243)	**(302)**	(314)
Operating profit before goodwill amortisation	**1,808**	1,687	2,422	**582**	566
Ordinary goodwill amortisation and write-downs	**(282)**	(288)	(391)	**(96)**	(98)
Other revenues and expenses *	**(662)**	(50)	(790)	**(550)**	0
Operating profit	**864**	1,349	1,241	**(64)**	468
Profit from associates	**156**	662	658	**54**	59
Dividends	**680**	384	437	**31**	2
Portfolio gains	**574**	(30)	259	**202**	72
Financial items, net	**(150)**	(446)	(609)	**(32)**	(132)
Ordinary profit before tax	**2,124**	1,919	1,986	**191**	469
Taxes	**(531)**	(524)	(624)	**(48)**	(127)
Ordinary profit after tax	**1,593**	1,395	1,362	**143**	342
Gains/discontinued operations	**12,529**	535	574	**0**	383
Profit for the year	**14,122**	1,930	1,936	**143**	725
Of this minority interests	**37**	24	35	**12**	5
Profit before tax, Industry division	**678**	975	706	**(28)**	374
Profit before tax, Financial Investments division	**1,446**	944	1,280	**219**	95
Earnings per share (NOK)	**68.4**	9.2	9.2	**0.6**	3.5
Earnings per share fully diluted (NOK)	**68.2**	9.2	9.2	**0.6**	3.5
Earnings per share fully diluted, adjusted (NOK)**	**11.6**	11.4	16.2	**3.4**	4.3

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as discontinued operation. The gain from the sale of Orkla's interest in Carlsberg Breweries is presented on the same line.

* Other revenues and expenses totalled NOK - 622 million as of the end of the third quarter and are related to write-downs and restructuring at Denofa (NOK -515 million) and the fine chemicals operations in Italy, the USA and China (NOK -250 million), a restructuring provision for the sulphuric acid factory in Norway (NOK -50 million), a donation in connection with Orkla's 350th anniversary (NOK -35 million) and a gain on the sale of real estate property (NOK 188 million).

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY***

OPERATING REVENUES



9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q 2Q 3Q
2004

OPERATING PROFIT BEFORE GOODWILL AMORTISATION



800
700
600
500
400
300
200
100
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q 2Q 3Q
2004

*** Excluding Orkla Beverages.

MAIN TRENDS IN THE THIRD QUARTER

→ The Branded Consumer Goods business achieved profit growth and again posted satisfactory profit for the third quarter.

→ Continued growth on advertising markets in Norway and Denmark, but the third quarter is usually a quarter with relatively lower advertising revenues and profit for the Media business.

→ Provisions and write-downs in connection with restructuring in the Chemicals area will improve profit by approximately NOK 125 million from 2006. A total of NOK 515 million has been posted under «Other expenses» for the Chemicals business in the third quarter. The restructuring programmes concern Denofa and the fine chemicals operations outside Norway.

→ The net asset value of the investment portfolio increased by almost NOK 900 million in the third quarter and the return on the portfolio was 17.5 % as of 30 September. The Oslo Stock Exchange Benchmark Index has risen especially strongly, by 28.3 %, while the dividend-adjusted FT World Index has risen 3.2 % so far this year.

Group operating revenues in the third quarter totalled NOK 7,736 million (NOK 7,359 million)[1]. Underlying[2] growth for operating revenues was on a par with the corresponding period of last year. A rise in advertising revenues and a higher level of activity in the newspaper business in Norway resulted in growth for Orkla Media, while a decline in export revenues for Lilleborg Home and Personal Care had a negative impact for Orkla Brands. At Orkla Foods, weaker sales from the Swedish companies were only partially offset by positive growth for Stabburet in Norway. At the end of the third quarter, operating revenues totalled NOK 23,474 million, equivalent to 1 % underlying[2] growth. So far this year, new business has contributed just over NOK 700 million in operating revenues.

Group operating profit before goodwill amortisation in the third quarter amounted to NOK 582 million (NOK 566 million)[1]. At the end of the third quarter, operating profit before goodwill amortisation was NOK 1,808 million (NOK 1,687 million)[1], equivalent to underlying[2] growth of 5 %.

The Branded Consumer Goods business continued to report profit growth in the third quarter. The after-effects of the transport strike in Norway are estimated to have reduced profit by about NOK 10 million in the third quarter. Orkla Foods had another satisfactory quarter, driven by revenue and profit growth for Stabburet in Norway. The Swedish businesses, Procordia Food and Abba Seafood, are facing tough competition from low-price products but the cost reduction programmes are having a positive effect. The overall performance of Orkla Brands is satisfactory, despite a decline in export sales from Lilleborg Home and Personal Care and growing competition from private labels for the Biscuits business. A continued rise in advertising revenues for the newspaper businesses in Denmark and Norway and cost reductions in Denmark contributed to profit growth for Orkla Media.

The Chemicals business continued to be affected by the weak performance of Denofa in the third quarter. Steadily rising prices, especially for speciality cellulose but also for paper cellulose, resulted in profit growth for the cellulose business.

Other revenues and expenses amounted to NOK - 550 million for the quarter (NOK 0 million)[1]. The Chemicals business posted NOK 515 million in «Other expenses» in the third quarter. Of this, NOK 265 million is related to restructuring and write-downs at Denofa, while NOK 250 million is related to restructuring of the fine chemicals business outside Norway. NOK 35 million was charged against «H.O./Unallocated» for a donation (for research and development) in connection with Orkla's 350th anniversary.

The contribution to profit from associates in the third quarter amounted to NOK 54 million (NOK 59 million)[1]. Jotun has achieved profit growth in the third quarter and so far this year.

At the end of the third quarter, the return on Orkla's investment portfolio was 17.5 %, compared with a rise of 28.3 % on the Oslo Stock Exchange Benchmark Index. The dividend-adjusted FT World Index was up 3.2 %. The Financial Investments division realised gains of NOK 202 million (NOK 72 million)[1] in the third quarter. At the end of the quarter unrealised gains totalled just under NOK 4.3 billion.

Group cash flow from operations was satisfactory in the third quarter and almost 20 % better than in the corresponding period of last year.

Group earnings per share (fully diluted) at the end of the third quarter totalled NOK 68.2 (NOK 9.2)[1], of which the gain on the sale of Orkla's interest in Carlsberg Breweries amounted to NOK 60.7 per share. Restructuring and write-downs in the Chemicals area and the loss of contribution to profit from the Beverages business had a negative impact on earnings per share for the Industry division, while lower financial expenses had a positive effect. The gain on the sale of Orkla's interest in Enskilda Securities in 2003 was more than equalled by higher portfolio gains, gains on the sale of real estate in Oslo and higher dividends received, with the result that earnings per share were higher for the Financial Investments division. Before goodwill amortisation, other revenues and expenses and the gain on the sale of Carlsberg Breweries, earnings per share amounted to NOK 11.6 (NOK 11.4)[1]. Calculations are based on a tax charge of 25 % for continuing business.

ORKLA FOODS

→ Broad-based profit growth
→ Improvement programmes proceeding as planned
→ Revenue growth and strong profit growth for Stabburet
→ Increased competition from private labels in Sweden

Orkla Foods posted operating revenues of NOK 3,112 million in the third quarter, compared with NOK 2,973 million in the corresponding period of last year. At the end of the third quarter, operating revenues totalled NOK 9,230 million, equivalent to underlying[2] growth on a par with the first nine months of last year. Operating profit before goodwill amortisation in the third quarter amounted to NOK 320 million, up 12 % from the third quarter of last year. All divisions except Abba Seafood in Sweden reported profit growth. As of 30 September, operating profit before goodwill amortisation was NOK 766 million, equivalent to 14 % growth compared with the corresponding period of 2003. The improvement programmes are proceeding as planned.

In Norway, Stabburet reported growth in both sales and profit. Pizza Grandiosa is up 41 % so far this year. Many other brands also strengthened or maintained their positions on the Norwegian market.

In Sweden, Procordia Food and Abba Seafood faced increasing competition due to the growth of private labels and the introduction of hard discounts. Since it was launched early in the second quarter, Bob Mixx, which contains less sugar and more berries, has taken 10 % of the Swedish cordial market. The Kalles brand achieved 11 % volume growth in the third quarter, largely thanks to the launch of the fish roe product Kalles Randiga.

Both Beauvais in Denmark and Felix Abba in Finland and the Baltic States reported growth in operating revenues and operating profit.

Orkla Foods International and Orkla Food Ingredients reported growth in operating profit in the third quarter. Guseppe in the Czech Republic, Orkla Foods Hungary and the Polish companies Kotlin and Superfish all achieved profit growth. In Denmark, Dragsbæk continued to perform well in the third quarter, while Odense Marcipan and Credin also reported quarterly growth.

The acquisition of Bakehuset contributed to a 33 % rise in sales for Bakers. Coordination and efficiency improvement measures following the takeover of Bakehuset Norge are proceeding as planned.

[1] The figures in brackets are for the corresponding period of 2003.
[2] Excluding acquisitions and divestments and currency translation effects.

Amounts in NOK million	OPERATING REVENUES 1.1-30.9. 2004	2003	1.1.-31.12. 2003	1.7.-30.9. 2004	2003	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-30.9. 2004	2003	1.1.-31.12. 2003	1.7.-30.9. 2004	2003
Orkla Foods	**9,230**	8,534	11,913	**3,112**	2,973	**766**	671	1,030	**320**	286
Orkla Brands	**3,464**	3,450	4,739	**1,102**	1,146	**681**	667	929	**217**	223
Orkla Media	**5,977**	5,388	7,378	**1,966**	1,799	**215**	107	242	**43**	33
Eliminations	**(143)**	(138)	(202)	**(50)**	(50)	**0**	0	0	**0**	0
Branded Consumer Goods	**18,528**	17,234	23,828	**6,130**	5,868	**1,662**	1,445	2,201	**580**	542
Chemicals	**4,720**	4,526	6,048	**1,543**	1,439	**257**	318	344	**45**	55
H.O./Unallocated/Eliminations	**(57)**	(70)	(66)	**(14)**	(22)	**(125)**	(84)	(131)	**(37)**	(32)
Industry division	**23,191**	21,690	29,810	**7,659**	7,285	**1,794**	1,679	2,414	**588**	565
Financial investments division	**283**	229	350	**77**	74	**14**	8	8	**(6)**	1
Group	**23,474**	21,919	30,160	**7,736**	7,359	**1,808**	1,687	2,422	**582**	566

ORKLA BRANDS

→ Satisfactory profit level
→ Profit growth for the smaller businesses
→ Decline in export sales for Lilleborg Home and Personal Care
→ Increased competition from private labels for the Biscuits business

Operating revenues for Orkla Brands totalled NOK 1,102 million in the third quarter. The difference in comparison with the third quarter of last year is largely ascribable to the loss of contract production and export of detergents for Lilleborg Home and Personal Care, plus certain after-effects of the transport workers' strike in the second quarter. At the end of the third quarter, operating revenues totalled NOK 3,464 million. Exports of detergents are weaker than last year, while underlying revenue growth on Orkla Brands' domestic market is on a par with last year.

Operating profit before goodwill amortisation amounted to NOK 217 million in the third quarter, down 3 % from the corresponding period of last year. The transport workers' strike and lower export sales resulted in a decline in profit for Lilleborg Home and Personal Care. The Biscuits business was affected by weak summer sales and tougher competition from private labels. The smaller businesses, such as Dietary Supplements, Lilleborg Industrial Detergents and Household Textiles, all reported profit growth for the quarter. In the third quarter, most business areas continued to benefit from the cost reduction measures that have been implemented. An improvement project has been initiated in Household Textiles to ensure that it has a long-term, competitive business platform. Operating profit before goodwill amortisation amounted to NOK 681 million at the end of September, NOK 14 million higher than in the first nine months of 2003.

Orkla Brands launched several new products in the third quarter: Lux shower series and solid soap, Dove Lip Balm, Dove for coloured hair, Jif Wet Disposable Mop, Sterilan Mineral, Define Anti-Fizz, Comfort Pear&Ginko (Lilleborg Home and Personal Care), Café Brownie and Noble Collection (Biscuits), Polly Cashew Nuts and Polly Chilli Nuts (Snacks), Bocca with Nuts, Bamsemums Banana and Troika Pieces (Confectionery).

Orkla Brands' market shares are largely stable and were unchanged from the second quarter on an overall basis.

ORKLA MEDIA

→ Growth on advertising markets
→ Continued profit growth for the newspaper businesses in Norway and Denmark
→ Declining circulation in Denmark and Poland

Orkla Media's operating revenues totalled NOK 1,966 million in the third quarter, equivalent to underlying[2] growth of 4 %. The improvement was largely due to a rise in revenues for the newspaper businesses in Denmark and Norway. Operating profit before goodwill amortisation amounted to NOK 43 million for the quarter, up NOK 10 million from the corresponding period of last year. So far this year, operating revenues amount to NOK 5,977 million, equivalent to 4 % underlying[2] growth. Operating profit before goodwill amortisation was NOK 215 million (NOK 107 million)[1] at the end of the third quarter.

Berlingske in Denmark also reported profit growth in the third quarter compared with the corresponding period of last year due to a rise in advertising revenues and reduced costs. Circulation continued to decline, but was on a par with the total market. Urban is being distributed nationally from the third quarter, which will have a negative impact on profit in future.

Newspapers Norway continued to report profit growth in the third quarter compared with the corresponding period of last year. This is ascribable to a continued rise in revenues and reduced costs.

Newspapers Central and Eastern Europe reported profit on a par with last year. Circulation continued to decline. As a result of the competitive situation there is stronger focus on marketing and product development, which had a negative impact on quarterly profit.

Profit for Magazines was on a par with the third quarter of last year.

CHEMICALS

→ Restructuring and write-downs at Denofa and fine chemicals businesses outside Norway
→ Profit growth for Speciality Cellulose

Borregaard's operating revenues totalled NOK 1,543 million in the third quarter, equivalent to underlying[2] growth of 6 % compared with the third quarter of last year.

Operating profit before goodwill amortisation amounted to NOK 45 million (NOK 55 million)[1]. The lower profit was primarily due to a significant decline at Denofa, while Borregaard ChemCell achieved substantial growth.

At the end of the third quarter, operating revenues totalled NOK 4,720 million, equivalent to 2 % underlying[2] growth compared with last year. So far this year, operating profit before goodwill amortisation amounts to NOK 257 million, down NOK 61 million from the first nine months of last year.

Borregaard LignoTech reported slightly weaker third quarter profit than last year due to tougher competition in certain segments and an unfavourable currency situation.

Borregaard ChemCell's third quarter profit was significantly better than last year and on a par with the second quarter. The continuing strong demand for dissolving cellulose for textile production in Asia and stable prices for paper cellulose made a positive contribution. Poor results from the yeast business, which is still being developed, had a negative impact. Higher timber prices were offset by lower energy costs and the positive effect of improvement programmes.

Borregaard Synthesis reported weak results in the third quarter due to low sales of pharmaceutical intermediates from Norway and the USA and higher oil-related raw material costs for the Italian business. The profitability of Borregaard Synthesis' operations outside Norway has declined in recent years, and a restructuring programme has therefore been initiated for the companies in Italy, the USA and China. The cost of the restructuring programme, which is calculated to be NOK 250 million, has been posted under «Other expenses» for the third quarter.

Denofa continued to report significantly weaker profit than last year in the third quarter. The continued low industrial crushing margin for soya beans, tougher competition and the company's weaker position in oils and fats had a negative impact. The trend for Denofa's markets and operating parameters has been extremely negative in recent years and the oil and fat business in particular has been running at a significant operating loss, despite the improvement programmes that have been implemented. Denofa has therefore embarked on a restructuring process in which alternative forms of operation and structural solutions are being considered. For the third quarter, an allocation of NOK 265 million has been made under «Other expenses», mainly linked to write-downs and provisions at the Fredrikstad plant. Part of this amount is related to further losses in the third quarter in connection with the imbalances on the soya market and a provision for winding up the current sourcing operation in Brazil.

The restructuring programmes at Borregaard Synthesis and Denofa will alone improve annual profit by approximately NOK 125 million compared with the current level, with full effect from 2006.

Borregaard Energy achieved better quarterly profit than last year, while Borregaard Vafos and Borregaard Hellefoss reported slightly weaker results.

FINANCIAL INVESTMENTS

After rising 19.6 % by the end of the second quarter of 2004, the Oslo Stock Exchange Benchmark Index rose a further 7.2 % in the third quarter. The Index was thus 28.3 % higher than at the beginning of the year. The markets in Sweden and Denmark also grew in the third quarter, while the Finnish market declined slightly. The dividend-adjusted FT World Index has risen 3.2 % so far this year. As of 30 September, the return on Orkla's investment portfolio was 17.5 %.

Pre-tax profit for the Financial Investments division amounted to NOK 219 million (NOK 95 million)[1]. Realised portfolio gains totalled NOK 202 million for the quarter (NOK 72 million)[1]. Dividends received in the third quarter amounted to NOK 31 million (NOK 2 million)[1]. Pre-tax profit so far this year is NOK 1.446 million (NOK 944 million)[1]. Profit includes a NOK 188 million gain on the sale of real estate in Oslo.

Net purchases of shares amounted to NOK 140 million in the third quarter and NOK 231 million so far this year.

The net asset value of the share portfolio increased by NOK 873 million in the third quarter to NOK 16,199 million. The market value of the portfolio was NOK 16,823 million at the end of September, and investments outside Norway accounted for 32 %. Unrealised gains totalled NOK 4,260 million as of 30 September and were equivalent to 25 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 932 million in the third quarter, which is NOK 148 million better than in the corresponding period of last year. Write-downs and restructuring provisions in the Chemicals business affect profit, but have no effect on cash flow in the third quarter. The depletion of soya bean inventories will otherwise result in positive development in working capital for the Chemicals business. At the end of the third quarter, cash flow from operating activities totalled NOK 1,790 million, on a par with the corresponding period of last year.

One million Orkla shares were bought back during the quarter at an average price of NOK 174.1 per share.

Net acquisitions in the third quarter amounted to NOK 160 million and were primarily related to Orkla Foods' acquisition of SIA Spilva in Latvia and Orkla Media's acquisiton of the Polish newspaper companies Echo Dnia and Slowo Ludu. Divestments amounted to NOK 35 million and are related to the sale of Orkla's interest in Orkla Exolon.

Settlement for the sale of real estate properties at Skøyen in Oslo in the second quarter was made in the third quarter, which contributed to positive cash flow from the investment portfolio.

GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2004	30.9. 2003	31.12. 2003
Intangible assets	**3,854**	3,984	3,728
Tangible assets	**9,116**	9,645	9,662
Discontinued operations	**0**	5,164	4,949
Financial long-term assets	**6,562**	2,268	2,176
Long-term assets	**19,532**	21,061	20,515
Inventories	**3,035**	3,212	2,996
Receivables	**4,716**	4,692	4,770
Portfolio investments	**12,640**	11,477	11,867
Cash and cash equivalents	**1,240**	857	1,276
Short-term assets	**21,631**	20,238	20,909
Total assets	**41,163**	41,299	41,424
Paid-in equity	**2,006**	2,010	2,010
Accumulated profit	**25,403**	17,824	11,569
Minority interests	**242**	242	247
Equity	**27,651**	20,076	13,826
Provisions	**1,564**	1,190	1,516
Long-term interest-bearing liabilities	**5,534**	12,313	13,038
Short-term interest-bearing liabilities	**249**	1,900	1,261
Other short-term liabilities	**6,165**	5,820	11,783
Equity and liabilities	**41,163**	41,299	41,424
Equity to total assets (%):			
Book	**67.2**	48.6	45.8*
Including unrealised gains before tax	**70.3**	50.3	49.4*

* Calculated before allocation to additional dividend.

CHANGES IN EQUITY*

Amounts in NOK million	30.9. 2004	30.9. 2003	31.12. 2003
Equity 1 January	**13,579**	17,800	17,800
Profit for the year after minority	**14,085**	1,906	1,901
Dividend	**0**	0	(5,972)
Repurchase of own shares	**(136)**	(250)	(253)
Translation effects etc.	**(119)**	378	103
Total	**27,409**	19,834	13,579

*Excluding minorities.

CASH FLOW

Amounts in NOK million	*1.1.-30.9.* 2004	*1.1.-30.9.* 2003	*1.1.-31.12.* 2003	*1.7.-30.9.* 2004	*1.7.-30.9.* 2003
Industry division:					
Operating profit	**662**	1,340	1,233	**(58)**	467
Depreciation and write-downs	**1,430**	1,205	2,348	**633**	406
Change in net working capital	**392**	(45)	225	**580**	168
Cash flow from operating activities before net replacements expenditure	**2,484**	2,500	3,806	**1,155**	1,041
Net replacement expenditure	**(694)**	(708)	(995)	**(223)**	(257)
Cash flow from operating activities	**1,790**	1,792	2,811	**932**	784
Financial items, net	**(194)**	(440)	(706)	**(68)**	(123)
Cash flow from Industry division	**1,596**	1,352	2,105	**864**	661
Cash flow from Financial Investments division	**777**	182	141	**(7)**	32
Taxes paid	**(478)**	(371)	(640)	**(48)**	(67)
Miscellaneous	**(65)**	9	125	**(26)**	(46)
Cash flow before capital transactions	**1,830**	1,172	1,731	**783**	580
Dividends paid	**(6,025)**	(737)	(722)	**(348)**	(2)
Share buy back	**(136)**	(250)	(253)	**(173)**	(2)
Cash flow before expansion	**(4,331)**	185	756	**262**	576
Expansion investments, Industry division	**(19)**	(74)	(84)	**(8)**	(12)
Sold companies	**17,506**	1,006	1,039	**35**	123
Acquired companies	**(534)**	(71)	(197)	**(160)**	(41)
Net purchases/ sales portfolio investments	**191**	853	774	**282**	(409)
Net cash flow	**12,813**	1,899	2,288	**411**	237
Currency translation net interest-bearing debt	**(52)**	(651)	(759)	**46**	16
Change in net interest-bearing debt	**(12,761)**	(1,248)	(1,529)	**(457)**	(253)
Net interest-bearing debt	**82**	13,124	12,843		

Net interest-bearing liabilities were further reduced during the period and amounted to NOK 82 million at the end of the quarter. Gross interest-bearing liabilities amounted to NOK 5.8 billion and are being used to finance, among other things, a bank-guaranteed interest-bearing receivable of NOK 4.4 billion with a due date in 2006, established in connection with the settlement for the sale of Orkla's interest in Carlsberg Breweries. The Group's average borrowing rate in the third quarter was 3.6 %. The equity to total assets ratio was 67.2 % as of the end of September.

OTHER MATTERS

Like all other listed companies in or associated with the EU, Orkla must present its accounts according to the International Financial Reporting Standards (IFRS) from 2005. The first report according to the new accounting standards will be for the first quarter of 2005.

The annual accounts for 2004 will be presented in accordance with the current Norwegian accounting standards. For the sake of comparison, however, the 2004 accounts will be restated according to IFRS and all reports in 2005 will show comparable figures for 2004 based on the same accounting principles (IFRS). The restated quarterly figures for 2004 will be published prior to publication of the results for the first quarter of 2005 (28 April 2005).

The annual report for 2004 will also contain a general explanation of how Orkla will apply IFRS and a more detailed description of the most important changes in Orkla's accounting practice as a result of the transition to IFRS.

Although the most important elements of IFRS have now been approved, there are still certain areas and details that have not been finalised. Further updates, adjustments and interpretations that may affect Orkla's future accounting practice must therefore be expected.

On the basis of what we know today, however, the transition to IFRS is not expected to have a significant impact on Orkla's accounts for 2005 and, all other things being equal, both earnings per share and book equity capital will be higher according to IFRS than according to the current Norwegian accounting standards. A more detailed description of the most important changes is shown as an appendix to Orkla's quarterly presentation for the third quarter of 2004 (www.orkla.no).

OUTLOOK

In general the economic prospects still appear to be uncertain. High oil prices are contributing to the uncertainty. High oil prices will also lead to higher energy and packaging costs, although the effect is not considered to be significant for Orkla.

Increased competition on the Nordic retail markets from new low-price actors has led to a new dynamic with stronger focus on private labels and prices. For the Branded Consumer Goods business, the cost improvement programmes in particular are expected to continue to have a positive effect.

For the Chemicals business, the restructuring programmes at Denofa and the fine chemicals companies outside Norway will gradually lead to cost reductions throughout 2005. From 2006, the programmes alone will lead to a profit improvement of approximately NOK 125 million compared with the current level.

The weakness of the US dollar against the Norwegian krone and the South African Rand will be unfavourable for the Chemicals business's prices in NOK. Measured in US dollar, prices for certain cellulose products continue to rise.

Oslo, 3 November 2004
The Board of Directors of Orkla ASA

ORKLA